Baker & McKenzie LLP

2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.

Tel: +1 214 978 3028

albert.g.mcgrath@bakernet.com

November 7, 2012
Mellissa Campbell Duru Special Counsel United States Securities & Exchange Commission Office of Mergers & Acquisitions Washington, DC 20549-3628
Gold Reserve Inc. Schedule TO-I/A Filed October 30, 2012 File No. 5-78278
Dear Ms. Duru:

On behalf of our client, Gold Reserve Inc. (“Gold Reserve” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of November 5, 2012 relating to the above-referenced Schedule TO-I (the “Schedule TO”).  To facilitate your review, we have repeated each of the comments in italics followed immediately by the response of Gold Reserve to that particular comment.  Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO.

Schedule TO-I/A

The Offer, page 20

1.         Refer to disclosure on page  22  and  your response  to prior comment 24.  On  page  22,  you disclose the maximum  additional consideration receivable would be approximately $11,966.40.  In  your response,  it  appears that the  maximum aggregate  consideration would be approximately  $12,639.  Please  reconcile or advise.

            Gold Reserve is filing an amendment to its Schedule TO with a supplement to the Offer that discloses the correct number, $12,639.

2.         We  note  your  response to prior  comment 18 and disclosure  on page  23.  We partially reissue  comment  18.  Supplementally  provide  the  basis  for  the hypothetical estimates presented or revise to provide estimates for which  support can be provided.   For  example, advise us of how the company  derived the hypothetical estimates.  Have  similar arbitration proceedings been resolved?   Advise us of  the average  size  of the actual arbitration   amounts awarded relative to the  claim sought  (i.e. what has the recovery  rate been in recent  years)?   Advise  us of the basis  for  the  $200 million valuation on the mining  data.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

719011-v2\DALDMS

The Company has included in the Schedule TO a chart illustrating certain amounts that might be received by the Company with respect to an arbitration award, arbitration settlement, mining data sale or a related transaction.

The minimum value presented represents the management’s estimate of the costs to independently duplicate the mining data, equipment and related assets and a sales price that management would consider if the Company were to receive an offer for such assets. The maximum value represents the current amount requested by the Company to be awarded by the arbitration tribunal.

The Company is disclosing that the amounts are not an indication of management’s expectations with respect to future outcomes.  Further, the Company discloses that there can be no assurances that the Company will receive any money or other consideration with respect to its arbitration proceeding or any sale of the Company’s mining data, equipment and related assets.

3.         We  were  unable  to locate  the  form of Contingent Value Right Certificate  filed as an exhibit to  the Schedule TO.  Please  advise.

            The form of CVR is attached as Exhibit C to the Second Amended and Restated Subordinated Note Restructuring Agreement, which itself was filed as an exhibit to the Form 6-K filed by Gold Reserve on September 18, 2012. The Company has added disclosure to the Offer in the supplement.

10. Additional  Information, page  38

4.         You attempt  to incorporate by  reference  any  future  documents filed from the date of the offer until it is completed.  However, Schedule TO  does not permit such “forward” incorporation by  reference.  Please  confirm  your understanding  and clarify  your disclosure accordingly.

            The Company confirms that it understands that Schedule TO does not permit “forward” incorporation by reference and has revised its disclosure of additional information in the supplement.

5.         Please  amend Schedule  TO to specifically  incorporate by  reference  the most recent periodic  reports filed.

            The Company  has revised its disclosure regarding its most recent periodic reports and included updated information in the supplement.

14.  Certain  U. S. Securities  Law Considerations,  page  39

6.         We  note  your  response to prior  comment 21 and disclosure  stating  that the  CVRs will be certificated.   It would appear that the  CVRs are  also transferable based on disclosure  in your  risk factor section that holders may  experience  difficulty  reselling  the  CVR.  As such, it  would appear that the  CVRs are  securities within the meaning  of Section 2(a)(1) of the Securities Act of 1933.   In this section, please  also clarify  the  treatment (i.e. the exemption from registration) upon which  you are  relying  with respect to the offer of CVRs and whether  a  registration statement will be filed with respect to the resale of the CVRs.

            The Company is relying on Section 3(a)(9) of the Securities Act of 1933, as amended, to exempt the Offer from the registration requirements of the Securities Act. The Company is the issuer of the outstanding Notes and will be issuing the securities to the Holders that  tender their Notes. The Company has no contract, arrangement or understanding relating to the payment of, and will not, directly or indirectly, pay, any commission or other remuneration to any broker, dealer, salesperson, agent or other person for soliciting tenders in the offer. In addition, neither any financial advisor nor any broker, dealer, salesperson, agent or other person is engaged or authorized to solicit tenders in the Offer or to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Offer. Gold Reserve’s officers, directors and employees may solicit tenders from holders of the Notes and will answer inquiries concerning the Notes, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

            The terms of the CVR include a provision that the holder of a CVR shall be permitted to transfer some or all of the CVR subject to compliance with any applicable securities laws. In the event of any transfer of the CVR, the Holder must deliver to the Company an opinion of counsel regarding the compliance of such transfer with applicable securities laws in a form reasonably acceptable to the Company. The Company has not concluded whether it will file a registration statement with respect to the resale of the CVRs.

In addition, we had the opportunity to discuss questions of the Staff regarding the pro forma financial statements in the Offer. As a result of those discussions, Gold Reserve is removing the references to assumed transaction consummation dates, clarifying the headings to certain tables in its pro forma financial statements and conforming the interest adjustment columns for the year ended December 31, 2011 to the two column approach used for the six months ended June 30, 2012.

If you have any questions or comments, please contact me at 214 978 3028.

Regards,
Baker & McKenzie LLP /S/ ALBERT G. MCGRATH, JR.
Albert G. McGrath, Jr.